UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-7626
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Sensient Technologies Corporation Retirement Employee Stock Ownership Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
(414) 271-6755

All schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Benefits Administrative Committee
Sensient Technologies Corporation Retirement Employee Stock Ownership Plan
We have audited the accompanying statements of net assets available for benefits of Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst and Young, LLP
Milwaukee, Wisconsin
May 30, 2008

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments at fair value — Interest in Sensient Technologies Corporation Master Trust	$46,029,467	$41,644,324

Contributions receivable from Sensient Technologies Corporation	668,882	689,222

Net assets available for benefits at fair value	46,698,349	42,333,546

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	64,924	57,893

Net assets available for benefits	$46,763,273	$42,391,439

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR
THE YEAR ENDED DECEMBER 31, 2007

2007
ADDITIONS:
Sensient Technologies Corporation contributions	$668,893

DEDUCTIONS:
Withdrawals and distributions	(2,603,236)

Investment income — Equity in net income of Sensient Technologies Corporation Master Trust	6,306,177

Net additions	4,371,834

Net assets available for benefits:
Beginning of year	42,391,439

End of year	$46,763,273

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Note A — Description of the Plan:

The following description of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all domestic employees of Sensient Technologies Corporation (the “Company”) eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (“ERISA”). The Company makes discretionary annual contributions to the Plan as determined annually by its Board of Directors. Participant contributions are not permitted under the Plan. Effective January 1, 2007, the Plan was amended such that the Company contributions for Plan years on or after January 1, 2007 become vested after three years of credited service with the Company or upon termination due to death or disability. Company contributions made for Plan years beginning prior to January 1, 2007, continue to become vested after five years of credited service with the Company or upon termination due to death or disability. Company contributions to the plan were $668,893 for the year ended December 31, 2007, which included non-cash contributions of Company stock of $617,624.

The administration of the Plan is the responsibility of the Benefits Administrative Committee (the “Committee”) which is appointed by the Finance Committee of the Company’s Board of Directors. The assets of the Plan are maintained in a trust fund that is administered under a Master Trust agreement (as described in Note C) with Fidelity Management Trust Company (the “Trustee” or “Fidelity”). The Trustee is responsible for maintaining the assets of the Plan and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.

Plan assets may be invested in any type of investment that is legally permitted for employee retirement plans. Plan assets are invested primarily in common stock of the Company, mutual funds and fixed income funds. Participants have the option to receive dividends on the Company’s common stock in the form of cash. Company contributions are invested in the Company common stock unless the participant meets the following age and service requirements and has elected to have a portion of their account invested in other funds. At age 35 with 5 years of service, participants may elect to have a portion of their account invested in the Fixed Income Fund, Balanced Fund and U.S. Equity Index Fund. Assets of the Fixed Income Fund are invested primarily in Treasury bills and notes; certificates of deposit; and other fixed income securities. Assets of the Balanced Fund are invested primarily in common stocks; preferred stocks; and bonds. Assets of the U.S. Equity Index Fund are invested primarily in S&P 500 company stocks to attempt to match the S&P 500 performance. Participants may revise their investment allocations daily.

The Plan does not allow participants to borrow funds from their account.

Amounts that have been forfeited in accordance with provisions of the Plan, serve to reduce Company contributions. Forfeitures available to reduce the Company contribution were $171,098 at December 31, 2007.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Note A — (continued):

Individual accounts are maintained by the Trustee for each Plan participant. Each participant’s account is credited with the Company’s contribution and an allocation of Plan income, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participant accounts become fully vested.

Effective December 31, 2006, the Sensient Technologies Transition Retirement Plan was merged into the Plan and net assets of $28,367 were transferred to the Plan. Participants of the Sensient Technologies Transition Retirement Plan were 100% vested in their account balances prior to merger and immediately became Participants in the Plan.

Note B — Accounting Policies:

The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles. Assets of the Plan are stated at fair value.

Administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets as determined by the Committee.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in the common collective trusts is based on quoted redemption values on the last business day of the Plan’s year-end.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Note B — (continued):

Plan. The Plan invests in investment contracts through a common collective trust, Sensient Technologies Corporation Master Trust (the “Master Trust”). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Master Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Master Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Note C — Sensient Technologies Corporation Master Trust:

The Plan’s investments are held by the Master Trust along with the investments of the Sensient Technologies Corporation Savings Plan. Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes. Although Plan assets are commingled, supporting records are maintained for the purpose of determining changes in each plan’s undivided and specifically allocated interest in the Master Trust.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Quoted market prices are used to determine the fair value of marketable securities. Shares of registered investment companies or collective trusts are stated at quoted market prices or withdrawal value. Investment income, realized gains and losses, and unrealized appreciation and depreciation of investments in the Master Trust are allocated to each plan participating in the Master Trust based upon the relationship of the individual interest of each plan to the total of the individual interests of all plans participating in the Master Trust.

The fair value of the net assets of the Master Trust as of December 31, 2007 and 2006 is as follows:

	2007	2006
Sensient Technologies Corporation common stock*	$55,532,190	$53,362,163
Fixed income funds	14,268,598	14,493,107
Mutual funds	79,342,001	62,917,336

Net assets in Master Trust	$149,142,789	$130,772,606

Plan’s investment in Master Trust	$46,029,467	$41,644,324

Plan’s investment in Master Trust as a percent of total	30.86%	31.84%

* Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Note C — (continued):

The net income of the Master Trust for the year ended December 31, 2007 is as follows:

2007
Dividends on Sensient Technologies Corporation common stock*	$1,277,960
Interest and other dividends	3,855,157
Net appreciation of investments based on quoted market prices	13,239,972

Net income of Master Trust	$18,373,089

Plan’s equity in net income of the Master Trust	$6,306,177

* Party-in-interest

The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

During the year ended December 31, 2007, net appreciation of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) is as follows:

2007
Sensient Technologies Corporation common stock*	$7,675,599
Mutual Funds	5,564,373

Net appreciation in fair value of investments — Master Trust	$13,239,972

* Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Note D — Non-participant Directed Investments of the Plan:

The non-participant directed investments of the Plan held by the Master Trust are invested in Sensient Technologies Corporation common stock. Participant account balances, which are eligible to be diversified but remain in Sensient Technologies Corporation common stock, cannot be separately determined and are reported as non-participant directed investments. Information about the net assets and the significant components of the changes in net assets relating to non-participant directed net assets is as follows:

	2007	2006
Non-participant directed net assets:
Sensient Technologies Corporation Common stock*	$37,694,162	$34,626,488
Contributions receivable from Sensient Technologies Corporation	617,624	644,946

Non-participant directed net assets	$38,311,786	$35,271,434

2007
Changes in Non-participant directed net assets:
Contributions	$617,374
Dividends	830,759
Net appreciation	5,047,272
Withdrawals and distributions	(2,056,115)
Transfers from participant directed investments	(1,398,938)

$3,040,352

* Party-in-interest

Note E — Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note F — Benefits Payable:

As of December 31, 2007 and 2006 the Plan had no benefits payable to persons who elected to withdraw from participation in the earnings and operations of the Plan but had not yet been paid.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Note G — Parties-in-Interest:

Certain Plan investments are managed and issued by the Trustee, the custodian of the Plan’s investment assets and, therefore, some transactions qualify as party-in-interest transactions. The Company pays fees to the Trustee for investment management, recordkeeping, and other administrative services.

Note H — New Pronouncements:

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157 Fair Value Measurements. This statement defines fair value establishes a framework for measuring fair value and expands disclosures about fair value measurements. It also establishes a fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability. Statement No. 157 will be effective for the Company beginning in 2008. The Company does not believe this statement will have a material effect on the Plan’s financial statements and related disclosures.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

Date: June 24, 2008	By:	/s/ John L. Hammond

	Name:	John L. Hammond
	Title:	Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm